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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                               (Amendment No. 1)
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                            MAXUS ENERGY CORPORATION
                           (Name of Subject Company)
                            MAXUS ENERGY CORPORATION
                       (Name of Person filing Statement)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                  577730 10 4
                     (CUSIP Number of Class of Securities)


                           MCCARTER MIDDLEBROOK, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            MAXUS ENERGY CORPORATION
                            717 NORTH HARWOOD STREET
                            DALLAS, TEXAS 75201-6594
                                 (214) 953-2000
                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)


                                    COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Maxus Energy Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 717 North Harwood Street, Dallas, Texas 75201-6594. The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer disclosed in a Schedule 14D-1, dated March 3, 1995, by YPF Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("YPF"), to purchase all outstanding Shares at a price of $5.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended from time to time, constitute the "Offer"). The Offer is being made pursuant to an Agreement of Merger, dated as of February 28, 1995 (the "Merger Agreement"), among YPF, Purchaser, and the Company. See Item 3(b)(2) for a description of the Merger Agreement.

    The address of the principal executive offices of Purchaser is Avenida Pte. Roque Saenz Pena 777, Buenos Aires 1364, Argentina.

ITEM 3. IDENTITY AND BACKGROUND

    (a) Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) Certain Contracts, Etc.. Certain contracts, agreements, arrangements, or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Director Compensation," "Termination of Employment and Change in Control Arrangements," and "Retirement Program" on pages 8, 10, 11, and 12 of the Company's Proxy Statement, dated March 22, 1994, for its 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). A copy of such portions of the 1994 Annual Meeting Proxy Statement is filed as Exhibit 1 hereto.


    The Merger Agreement provides that the Company will cooperate with YPF and Purchaser in an effort to obtain the surrender of all employee stock options and similar rights (the "Options") in accordance with the provisions of Schedule 2.6 to the Merger Agreement, which schedule is based, in general, on the Black-Scholes methodology for valuing options. If all Options are surrendered, the holders thereof, including certain directors and executive officers of the Company, will receive an aggregate amount of approximately $4.7 million. Of that amount, Charles L. Blackburn, the Chairman, President and Chief Executive Officer of the Company, the four next highest compensated executive officers of the Company (collectively with Mr. Blackburn, the "Named Executives"), all executive officers of the Company as a group (the "Executive Officer Group"), and all directors of the Company as a group would receive approximately the following amounts: Mr. Blackburn, $1,100,000; Mr. M.C. Forrest, $385,000; Mr. S.G. Crowell, $390,000; Mr. G.W. Pasley, $335,000; Mr. M. Middlebrook, $160,000;
the Executive Officer Group, $2,900,000; and all directors of the Company (other than Messrs. Blackburn and Forrest) as a group, $545,000. In addition, the Merger Agreement provides that all restrictions on restricted Shares, which include restricted Shares owned by certain executive officers of the Company, will lapse at the Effective Time. The aggregate value of all restricted Shares, based on a price per Share to be paid under the Merger, is approximately $5.2 million. Of that amount, the Named Executives and the Executive Officer Group would receive the following amounts: Mr. Blackburn, $104,588; Mr. Forrest, $0; Mr. Crowell, $34,430; Mr. Pasley, $20,658; Mr. Middlebrook, $14,916; and the Executive Officer Group, $215,000.


    The Merger Agreement provides that, except as may be expressly provided in a valid written waiver voluntarily signed by an affected employee party thereto, the Company will honor and, on and after the Effective Time, YPF will cause the Surviving Corporation to honor in accordance with the terms thereof, without offset, deduction, counterclaim, interruption, or deferment (other than withholdings under applicable law), all employment, change-in-control, severance, termination, consulting, and unfunded retirement or benefit agreements to which the Company or any of its subsidiaries was a party as of February 28, 1995. The Company is presently a party to change-in-control agreements with 17 senior executives of the Company, including each of the executive officers of the Company, which agreements (or predecessors thereof) were entered into in 1987 or, if later, the date that the executive first attained the position of general manager or above. In the event that all of the persons who are parties to change-in-control agreements terminate their employment with the Company (or are terminated) under circumstances in which they have rights to severance payments thereunder, the maximum aggregate amount which the Company would be obligated to pay under all such agreements (assuming such termination occurred on April 1, 1995) is estimated to be $14.7 million. Of that amount, the Named Executives and the Executive Officer Group would receive the following amounts: Mr. Blackburn, $2.7 million; Mr. Forrest, $1.0 million; Mr. Crowell, $1.0 million; Mr. Pasley, $0.9 million; Mr. Middlebrook, $0.8 million; and the Executive Officer Group, $8.2 million.

    The Merger Agreement also provides that, subject to Purchaser's purchase of Shares pursuant to the Offer, the Company will, for a period of 12 months following the Effective Time, continue, without amendment or change, except for changes that increase such compensation or benefits or as may be required by law, the Benefit Plans and the other compensation and benefit policies, practices, programs, and arrangements (collectively, the "Plans"), which provide compensation or benefits to employees of the Company and its subsidiaries, except that the Surviving Corporation (as defined below) may replace any of the Plans with another plan or program that provides not less than a substantially equivalent level of compensation or benefits, and may amend or replace any Stock Plan with another plan which is determined in good faith by the Board of Directors of the Surviving Corporation to provide comparable incentive compensation opportunities.

    Prior to the Company's entry into the Merger Agreement, representatives of YPF informed Mr. Blackburn that YPF expected Mr. Blackburn to resign his positions as Chairman, President and Chief Executive Officer if YPF acquired the Company, and on February 28, 1995, YPF announced that it had identified an interim successor to Mr. Blackburn (Mr. Peter Gaffney, a founding partner of Gaffney, Cline and Associates and a reservoir engineer who is currently President of the Society of Petroleum Engineers). YPF has asked Mr. Blackburn to become an international consultant to YPF and to remain a director of the Company following the merger contemplated by the Merger Agreement (the "Merger"). If Mr. Blackburn accepts YPF's offer, he would be paid an annual retainer of $500,000, have offices in Dallas and Buenos Aires, be expected to spend 50-75% of his time working for YPF, and have direct access to YPF's Chief Executive and Chief Operating Officers. The term of the proposed consulting arrangement is two years. Although Mr. Blackburn has informally indicated that he is willing to entertain this proposal, Mr. Blackburn has informed YPF that he will not formally respond thereto until after the completion (or termination) of the Offer.

    The Prudential Preferred Waiver Agreement. In accordance with the provisions of the Company's Restated Certificate of Incorporation (the "Certificate"), The Prudential Insurance Company of America ("Prudential"), which is the current holder of all of the outstanding shares of the Company's $9.75 Cumulative Convertible Preferred Stock, par value $1.00 per share (the "$9.75 Preferred Stock"), must approve the Merger in order for the Merger to be consummated. On February 28, 1995, the Company and Prudential entered into an agreement (the "Prudential Preferred Waiver Agreement"), a copy of which is filed as Exhibit 2 hereto, pursuant to which Prudential agreed to consent to the Merger and, effective upon the Effective Time of the Merger, to (i) waive certain rights, including appraisal rights, conversion rights, rights under the Rights Agreement (as defined below), and the right to receive increased dividends under certain circumstances, (ii) waive certain covenants restricting the Company's ability to take certain actions, and (iii) terminate the registration rights associated with the $9.75 Preferred Stock. Pursuant to the Prudential Preferred Waiver Agreement, the Company has agreed, effective as of the Effective Time of the Merger, to (a) waive certain rights, including the right

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to redeem the $9.75 Preferred Stock at its option and the right of first offer with respect to the transfer of the shares of $9.75 Preferred Stock, and (b) pay to Prudential a restructuring fee of $250,000 at the Effective Time of the Merger. To induce Prudential to enter into the Prudential Preferred Waiver Agreement, YPF also agreed, effective as of the Effective Time of the Merger, among other things, to guarantee the payment and performance of each and every obligation of the Company to the registered owners of $9.75 Preferred Stock.

    (b)(2) The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms the meaning of which is not readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

    The Offer. The Merger Agreement provides for the commencement of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of a number of conditions set forth on Exhibit A to the Merger Agreement, including without limitation (i) the closing of the financings described in Item 8 hereof (the "Financing Condition"), (ii) the taking by the Company of all steps necessary to redeem certain rights (the "Rights") issued pursuant to a Rights Agreement, dated September 8, 1988 (the "Rights Agreement"), between the Company and AmeriTrust Company National Association, as Rights Agent, attached to Shares at a redemption price of $0.10 per Right so that such Rights will not become exercisable as a result of the consummation of the transactions contemplated by the Merger Agreement, and (iii) that the number of Shares being validly tendered and not withdrawn prior to the expiration date provided in the Offer, when added to the Shares and $4.00 Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company (the "$4.00 Preferred Stock" and, together with the Shares, the "Voting Stock") beneficially owned by YPF and Purchaser, represents not less than a majority of the Voting Stock outstanding on a fully diluted basis (the "Minimum Share Condition"). Any condition other than the Minimum Share Condition may be waived by Purchaser in its sole discretion. Pursuant to the Merger Agreement, Purchaser reserved the right to increase the price per Share payable in the Offer or to otherwise amend the Offer, except that Purchaser may make no amendment that decreases the price per Share payable in the Offer, reduces the minimum number of Shares to be purchased in the Offer, imposes additional conditions to the Offer, or makes any other change in the terms and conditions of the Offer that is materially adverse to the holders of the Shares. In the event the Merger Agreement is terminated pursuant to its terms, YPF and Purchaser have agreed that, without the consent of the Board of Directors of the Company (the "Board"), neither they nor their affiliates will acquire or seek to acquire shares of Voting Stock of the Company other than pursuant to the Offer or the Merger for a period of not less than 24 months following such termination.

    The Merger. The Merger Agreement provides that, unless the Merger Agreement is terminated or abandoned (see "Termination" in this Item 3), as soon as practicable following fulfillment or waiver of the conditions described in this
Item 3 under "Conditions to the Merger," at the Effective Time, Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease and the Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation"). The Merger Agreement further provides that (i) the Certificate and the By-Laws of the Company as in effect at the Effective Time will be the certificate of incorporation and the by-laws of the Surviving Corporation, (ii) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and (iii) the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

    Consideration to be Paid in the Merger. The Merger Agreement provides that each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by YPF, Purchaser, or any other direct or indirect subsidiary of YPF, and Shares held by stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will, at the Effective Time, be cancelled and retired and be converted into a right

                                       4
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to receive in cash an amount per Share equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest, upon the surrender of the certificate which prior to the Effective Time represented such Shares, and each Share held in the treasury of the Company and each Share held by YPF, Purchaser, or any other direct or indirect subsidiary of YPF immediately prior to the Effective Time will, at the Effective Time, be cancelled and retired and no payment will be made with respect thereto. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation, and each outstanding share of $4.00
Preferred Stock, $9.75 Preferred Stock, and $2.50 Cumulative Preferred Stock, par value $1.00 per share (the "$2.50 Preferred Stock"), of the Company (collectively, the "Preferred Stock") will remain outstanding and have, as to the Surviving Corporation, the identical powers, preferences, rights, qualifications, limitations, and restrictions as such shares of Preferred Stock presently have, except as agreed to by the holder of the $9.75 Preferred Stock (see Item 3(b)(1) above).

    Employee Benefits and Stock Awards. See "Certain Contracts, Etc." in Item 3(b)(1) above for a discussion of certain provisions of the Merger Agreement relating to employee benefits and stock awards.

    Stockholders' Meeting. In the Merger Agreement, the Company has agreed to take all action necessary in accordance with applicable law and the Certificate and its By-Laws to convene a meeting of its stockholders as promptly as reasonably practicable after the date of the Merger Agreement to consider and vote upon the adoption of the Merger Agreement, if such stockholder approval is required by applicable law. Nothing in the Merger Agreement affects the right of Purchaser to take action by written consent in lieu of a meeting or otherwise to the extent permitted by applicable law. At any such meeting, all Voting Stock then owned by YPF, Purchaser, or any other direct or indirect subsidiary of YPF will be voted in favor of adoption of the Merger Agreement. Subject to its fiduciary duties under applicable law, the Board has resolved to recommend that the Company's stockholders approve adoption of the Merger Agreement, if such stockholder approval is required.

    Representations and Warranties. The Merger Agreement also contains various customary representations and warranties by the Company relating to, among other things, (i) the organization of the Company and its subsidiaries and other corporate matters, (ii) the capital structure of the Company, (iii) the authorization, execution, delivery, and consummation of the transactions contemplated by the Merger Agreement, (iv) consents and approvals, (v) documents filed by the Company with the Securities and Exchange Commission (the "Commission") and the accuracy of the information contained therein, (vi) the absence of certain changes and events, (vii) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, (viii) litigation, (ix) compliance with laws and certain environmental matters, (x) tax, insurance, and labor matters, and (xi) matters relating to Title IV of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder. The Company has also represented in the Merger Agreement that it will take the necessary steps to redeem, on or prior to March 23, 1995, all of the outstanding Rights issued pursuant to the Rights Agreement in accordance with the terms of the Rights Agreement and applicable law.

    The Merger Agreement contains certain similar representations and warranties by YPF and Purchaser concerning (i) the organization of YPF and Purchaser and other corporate matters, (ii) the authorization, execution, delivery, and consummation of the transactions contemplated by the Merger Agreement, (iii) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, and (iv) the financing of the Offer and the Merger. YPF has also represented and warranted that, based on its review of the Company's financial condition, operations, and business plan, the representations made by the Company in the Merger Agreement, the financial condition of YPF and its subsidiaries, and Purchaser's plans with respect to the Company and its subsidiaries, YPF has no reason to believe that following the Merger and financings contemplated in

                                       5
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respect thereof the Company will not be able to meet its obligations as they become due, including, solely for purposes of this representation and warranty, preferred stock dividend and mandatory redemption payments. As described below under "Certain Additional YPF Obligations," YPF has, under certain circumstances and subject to certain limitations, agreed to capitalize the Company in respect of such obligations.

    Board Representation. The Merger Agreement provides that, upon Purchaser's acquisition of a majority of the outstanding shares of Voting Stock pursuant to the Offer, and from time to time thereafter so long as YPF and/or any of its direct or indirect wholly owned subsidiaries (including Purchaser) owns a majority of the outstanding shares of Voting Stock, YPF will be entitled, subject to compliance with applicable law, the Certificate, and the provisions described in the next sentence, to designate at its option up to that number of directors, rounded up to the nearest whole number, of the Company as will make the percentage of the Company's directors designated by YPF equal to the percentage of outstanding shares of Voting Stock held by YPF and any of its direct or indirect wholly owned subsidiaries (including Purchaser), including Shares accepted for payment pursuant to the Offer. The Company has agreed that it will, upon the request of YPF, promptly increase the size of its Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable YPF's designees to be elected to the Board and will use its reasonable best efforts to cause YPF's designees to be so elected, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except that, prior to the Effective Time, the Company will use its reasonable best efforts to assure that the Board always has (at its election) at least three members who were directors of the Company as of February 28, 1995. At such times, the Company will use its reasonable best efforts, subject to any limitations imposed by law or the rules of the New York Stock Exchange (the "NYSE"), to cause persons designated by YPF to constitute the same percentage as such persons represent on the Board of (i) each committee of the Board, (ii) each board of directors or board of management of each subsidiary of the Company, and (iii) each committee of each such board.

    Agreements with Respect to the Conduct of Business. The Merger Agreement provides that, except as specifically contemplated by the Merger Agreement or as otherwise approved by YPF in writing, during the period from the date of the Merger Agreement to the earlier of the time that the designees of YPF have been elected to, and constitute a majority of, the Board or the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary and usual course of business substantially consistent with past practice, and use reasonable efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with the Company or its subsidiaries. In addition, subject to certain exceptions, during such period, the Company will not, and will not permit any of its subsidiaries to, (i) make or propose any change or amendment to their respective certificates of incorporation or by-laws (or comparable governing documents), except as may be required by law; (ii) authorize for issuance, issue, sell, or deliver any capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred Stock, the $9.75 Preferred Stock, or the 401(k) Plan, or the issuance of Shares issued under the terms of the Director Plan in a manner consistent with any such plan or past practice), or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or enter into any contract with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to the Options, Options and Converts, the $4.00 Preferred Stock, the $9.75 Preferred Stock, the 401(k) Plan (or in connection with the 401(k) Plan or the Director Plan as aforesaid)), purchase, or otherwise acquire or enter into any contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine, or reclassify any of their capital stock or other securities, or make any other changes in their capital structures; (iii) declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (a) regular quarterly cash dividends on

                                       6
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the Preferred Stock, (b) dividends, distributions, or payments paid by its subsidiaries to the Company or its subsidiaries with respect to their capital stock, (c) the Rights in accordance with the Rights Agreement, and (d) loans and payments from the Company to any of its subsidiaries or from any of such subsidiaries to the Company or another such subsidiary; (iv) except in limited circumstances, prior to the Effective Time, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, welfare benefit plan, change-in-control agreement, restricted stock, performance unit, employment, or other employee benefit agreements, trusts, plans, funds, or other arrangements for the benefit or welfare of any director, officer, or employee, or (except, other than with respect to employees at the Company's Pay Grade 12 or above, for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or pursuant to collective bargaining agreements or other contracts presently in effect) increase in any manner the compensation or fringe benefits of any director or officer or pay any benefit not required by any existing plan, arrangement, or contract (including without limitation the granting of stock options, stock appreciation rights, shares of restricted stock, or performance units) or take any action or grant any benefit not expressly required under the terms of any existing contracts, trusts, plans, funds, or other such arrangements or enter into any contract to do any of the foregoing; or (v) except in the ordinary course of business, (a) incur or assume any indebtedness, (b) assume, guarantee, endorse, or otherwise become liable (whether directly, contingently, or otherwise) for the obligation of any other Person except in the ordinary course of business and consistent with past practice, or (c) make any loans, advances, or capital contributions to, or investments (other than intercompany accounts and short-term investments pursuant to customary cash management systems of the Company in the ordinary course and consistent with past practice) in, any other Person other than such of the foregoing as are made by the Company to or in a wholly owned subsidiary of the Company.

    Conditions to the Merger. The Merger is conditioned upon the satisfaction of certain conditions including (i) adoption of the Merger Agreement by the requisite vote of holders of Voting Stock, (ii) acceptance by the Purchaser for payment of Shares pursuant to the Offer, (iii) the absence of certain orders, injunctions, or actions which prevent or materially restrict consummation of the Merger or that would make the acquisition or holding by YPF or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal, and (iv) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, the obligations of YPF and Purchaser to consummate the Merger are conditioned upon the satisfaction of certain conditions, including (i) compliance by the Company in all material respects with each of its covenants under the Merger Agreement, (ii) the accuracy in all material respects as of the Closing Date of the representations and warranties of the Company, and (iii) the Financing Condition.

    No Solicitation, Etc. The Merger Agreement provides that neither the Company nor any of its subsidiaries will, directly or indirectly (and each will instruct or otherwise use its reasonable best efforts to cause its affiliates that are controlled by the Company and the officers, directors, employees, agents, or advisors or other representatives or consultants of the Company not to), encourage, solicit, initiate, engage in, or participate in discussions or negotiations with, or provide information to, any Person (other than YPF, Purchaser, or subsidiaries, affiliates, or representatives of any of the foregoing) in connection with any tender offer, exchange offer, merger, consolidation, business combination, sale of substantial assets, sale of securities, liquidation, dissolution, or similar transaction involving the Company or any of its subsidiaries or divisions (including without limitation Midgard Energy Company ("Midgard")). Notwithstanding the foregoing, the Company may do any of the foregoing if outside counsel to the Company advises the Board that any action is required for the Company's directors to satisfy their fiduciary duties under applicable law. The Company will promptly (i) notify YPF in the event of any discussion, negotiation, proposal, or offer, or any decision to furnish information or take any other action referred to above in this paragraph, and (ii) furnish YPF copies of all such written information furnished to any Person to the extent not previously furnished to YPF.

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    Indemnification of Directors and Others. Pursuant to the Merger Agreement,
for a period of seven years following the Effective Time, YPF will cause the Surviving Corporation to indemnify, defend, and hold harmless the present and former officers, directors, employees, and agents of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, or liabilities arising out of actions or omissions occurring on, prior to, or after the Effective Time to the full extent provided under Delaware law, the Certificate, and By-Laws of the Company in effect on the date of the Merger Agreement, or any agreement in effect at the date of the Merger Agreement, except that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate, or By-Laws of the Company, or under any such agreement will be made by independent counsel selected by the Indemnified Party and reasonably satisfactory to the Surviving Corporation. The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") in full force and effect without reduction of coverage for a period of seven years after the Effective Time, except that (i) the Surviving Corporation will not be required to pay an annual premium therefor in excess of 250% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium") and (ii) if the existing D&O Insurance expires, is terminated, or is cancelled during such seven-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 250% of the Current Premium.

    Certain Additional YPF Obligations. The Merger Agreement provides that whenever it requires Purchaser to take any action, such requirements will be deemed to include an undertaking on the part of YPF to cause Purchaser to take such action.

    Pursuant to the Merger Agreement, in the event that the Company is unable to meet its obligations as they come due, whether at maturity or otherwise, including solely for purposes of this covenant dividend and redemption payments with respect to the Preferred Stock, YPF has agreed for a period of nine years following the Effective Time to capitalize the Company in an amount necessary to permit the Company to meet such obligations (the "Keepwell Covenant"). This obligation (i) is limited to the amount of debt service obligations under the Purchaser Facility (as described in Item 8 hereof) and, to the extent the Purchaser Facility is replaced by the Midgard Loan and/or the Subsidiaries Loan (as described in Item 8 hereof), the amount of debt service obligations under the Midgard Loan and/or the Subsidiaries Loan, and (ii) will be reduced by the amount of any capital contributions received by the Company after the Effective Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time.

    Subject to certain limitations, YPF and the Company have agreed to use reasonable efforts to continue the listing on the NYSE of the shares of Preferred Stock which are currently listed on the NYSE or, if delisted, to cause such shares of Preferred Stock to be listed on another national securities exchange or admitted for trading on the National Association of Securities Dealers Automated Quotation System and on other organized securities markets in such foreign jurisdictions in which such shares are presently traded, subject to certain limitations.


    Termination. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, (i) by the mutual consent of the Boards of Directors of YPF, Purchaser, and the Company; (ii) by YPF and Purchaser, on the one hand, or the Company, on the other hand, if the Offer expires or is terminated or withdrawn in accordance with the terms of the Merger Agreement without any Shares being purchased thereunder or the Offer is terminated, or has not been commenced by the close of business on March 7, 1995, or if Purchaser has not purchased Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement within 75 calendar days after commencement of the Offer, provided, however, that the party seeking to terminate the Merger Agreement is not in material breach thereof; (iii) by the Company, if YPF or Purchaser materially breaches any of the representations and warranties or covenants contained in the

Merger Agreement, or by YPF and Purchaser if the Company materially breaches any of the representations and warranties or covenants contained in the Merger Agreement; (iv) by either YPF and Purchaser or the Company, if the Merger is not consummated prior to June 30, 1995, provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (v) by either YPF and Purchaser, on the one hand, or the Company, on the other hand, if either one (or any permitted assignee under the Merger Agreement) is restrained, enjoined, or otherwise precluded by an order, decree, ruling, or injunction (other than an order or injunction issued on a temporary or preliminary basis) of a court, domestic or foreign, of competent jurisdiction, governmental authority, or other regulatory or administrative agency or commission, from consummating the Merger or making the acquisition or holding by YPF or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal and all means of appeal and all appeals from such order decree, ruling, injunction, or other action have been finally exhausted; (vi) by the Company if the Board determines that it will not recommend acceptance of the Offer and approval of the Merger by the Company's stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law; and (vii) by YPF and Purchaser, if (a) the Board shall not have recommended or shall withdraw, modify, or change its recommendation relating to the Merger or the Offer in a manner materially adverse to YPF or shall have resolved to do any of the foregoing; (b) the Board recommends to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries shall have agreed to engage in, a Competing Transaction (as defined below); or (c) any Person shall have acquired beneficial ownership or the right to acquire beneficial ownership or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire "beneficial ownership" (as defined in the Rights Agreement) of, more than 20% of the then-outstanding Shares. "Competing Transaction" is defined in the Merger Agreement as any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction except for such of the foregoing in which the only parties are the Company or one or more subsidiaries of the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of the assets of the Company or any of its subsidiaries constituting 5% or more of the consolidated assets of the Company or accounting for 5% or more of the consolidated revenues of the Company in a single transaction or series of related transactions involving any Person other than the Company or one or more subsidiaries of the Company; or (iii) any tender or exchange offer for 20% or more of the outstanding Voting Stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith.

    In the event of any termination and abandonment pursuant to the Merger Agreement, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement, except for certain express obligations under the Merger Agreement and except that no party will be relieved from liability for any breach of the Merger Agreement. Any action by the Company to terminate the Merger Agreement as described herein will require only the approval of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, or persons nominated or elected to succeed such directors by a majority of such directors.

    In the event the Merger Agreement is terminated by the Company as provided therein, (i) YPF and the Purchaser will not, and will cause their subsidiaries and affiliates controlled by them not to, acquire or offer to acquire or request permission to acquire or offer to acquire (either directly or pursuant to a waiver of this or any other covenant in the Merger Agreement) Shares otherwise than pursuant to the Offer or the Merger for a period of not less than 24 months after termination of the Merger Agreement without prior written approval of the Board and (ii) the provisions of a confidentiality agreement previously entered into between the Company and YPF will continue to apply.

    Termination Fees; Expenses. Whether or not the Offer or Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, provided, however, that the Company must promptly pay $20 million to Purchaser in the event of a termination of the Merger Agreement (i) by the Company if the Board determines that it will not recommend acceptance of the Offer and adoption of the Merger Agreement by the Company's stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Company's directors to comply with their fiduciary duties to stockholders under applicable law; (ii) by YPF and Purchaser if the Board shall not have recommended or shall withdraw, modify, or change its recommendation relating to the Merger or the Offer in a manner materially adverse to YPF; or (iii) by YPF and Purchaser if the Board recommends to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries agree to engage in, a Competing Transaction.

    The Merger Agreement also provides that YPF and Purchaser, jointly and severally, must promptly pay $20 million to the Company in the event of a termination of the Merger Agreement by the Company or YPF if, at the date of such termination, any condition to the funding of the YPF Facility or the Purchaser Facility has not been satisfied, provided that at such time no other condition to YPF's obligation to consummate the Offer or the Merger is unsatisfied (other than the failure to meet the Minimum Share Condition as a result of the failure to obtain such funding).

    Waiver and Amendment. Subject to applicable law, any provision of the Merger Agreement may be waived at any time by the party which is, or whose stockholders are, entitled to the benefits thereof, and the Merger Agreement may be amended or supplemented at any time, provided that no amendment may be made after any stockholder approval of the adoption of the Merger Agreement that reduces the price to be paid per Share pursuant to Merger, without further approval of the holders of the Voting Stock.

ITEM 4. THE SOLICITATION OR RECOMMENDATION


    (a) Board Recommendation. On February 28, 1995, the Board, by unanimous vote (with the director elected by Prudential pursuant to the terms of the $9.75 Preferred Stock abstaining) (i) determined that the Offer and Merger were in the best interest of the Company and the stockholders of the Company, (ii) approved the Merger Agreement, the Offer, and the Merger, and determined that such approval satisfied the requirements of Section 203(a)(1) of the DGCL, rendering the special stockholder vote requirements of such Section inapplicable to the Merger Agreement, the Offer, and the Merger, (iii) subject to the fiduciary duties of the Board, resolved to recommend acceptance of the Offer by holders of Shares and adoption of the Merger Agreement by holders of shares of Voting Stock, and (iv) approved certain other actions to be undertaken pursuant to the terms of the Merger Agreement, including redemption of the Rights by the Company at the redemption price of $0.10 per Right. A joint press release announcing the Offer and the other transactions pursuant to the Merger Agreement and the Company's letter to stockholders with respect thereto are filed as Exhibits 4 and 5 hereto, respectively.


    (b) Background of the Board Recommendation. In light of, among other factors, the limitations on the Company's financial flexibility resulting from, among other things, the pressures from continuing depressed oil and gas prices and the Company's limited access to the capital markets, balanced against the Company's obligations and its exploration, development, and production program to maximize the value of and/or replace the Company's oil and gas reserves, in the last half of 1994 the Company began exploring financial alternatives available to it. The alternatives considered involved a broad range of possible actions, including potential sales of assets, subsidiaries or divisions, joint ventures, public debt and equity offerings of securities of several of the Company's subsidiaries, private sales of equity securities of such subsidiaries, and possible sales of a substantial equity interest in the Company. Management of the Company decided to study all reasonable alternatives available to the Company to increase the Company's financial flexibility and maximize stockholder value.

    One of the alternatives given serious consideration was a public offering of the Company's mid-continent gas production and processing operations, later to be named "Midgard." On December 20, 1994, Midgard filed with the Commission a registration statement relating to the possible public offering of approximately 37.5% of its common stock. At the time of the filing (the "Initial Filing"), Midgard estimated that the offering, together with an expected subsequent offering of $200 million of debt securities, would result in net proceeds of approximately $340 million, which would be used to retire indebtedness of Midgard to the Company. On January 9, 1995, Midgard filed with the Commission a registration statement relating to the possible public offering of $200 million of debt securities of Midgard. With the assistance of CS First Boston Corporation ("CSFB"), the Company's financial advisor, commencing in the latter part of 1994, the Company also solicited offers for the private sale of a minority interest in Midgard. A substantial number of possible financial and strategic investors were contacted during this process. Subsequent to the Initial Filing, the prices for natural gas, which represent virtually all of Midgard's 1994 production and current reserves, remained depressed, thus reducing the potential value to the Company of the possible public offerings of Midgard equity and debt securities (together, the "Midgard Offering Alternative"). The Midgard Offering Alternative continued to be pursued and was considered by the Board in connection with its consideration of other alternatives at the time the Offer and the Merger Agreement were approved by the Board. However, in connection with and in light of such approval, the Company agreed to suspend its pursuit of the Midgard Offering Alternative (or any other sale of equity securities or substantial assets) pursuant to the Merger Agreement.



    In the late Autumn of 1994, the Company was contacted by a possible strategic buyer ("Company I") that indicated that it desired to initiate substantive discussions relating to the possible acquisition of the entire equity interest in the Company. A confidentiality agreement with Company I was signed in November 1994 and during the next several months the Company, with the assistance of CSFB, furnished to Company I extensive information relating to the Company's business, financial condition, results of operations, and prospects. This extensive due diligence included site visitations to the Company's principal worldwide locations. However, on January 27, 1995, Company I informed the Company that it was no longer interested in pursuing the possible acquisition of the entire equity interest in the Company, but rather that it desired to pursue the possible acquisition of Midgard and/or the Company's Indonesian subsidiaries.


    In early December of 1994, Mr. Blackburn met with YPF's Chief Executive Officer to discuss a wide variety of possible transactions, including the possible purchase by YPF of a substantial equity interest in the Company. The companies signed a confidentiality agreement and YPF and its representatives undertook an extensive due diligence review of the Company.


    In mid-January 1995, CSFB, on behalf of the Company, requested that potential bidders submit proposals in respect of a range of possible transactions, including a minority interest in Midgard, the possible sale of a substantial equity interest in the Company, and the possible acquisition of the entire equity interest in the Company. None of the potential financial or strategic investors expressed an interest in pursuing the acquisition of a minority interest in Midgard, although a number of possible strategic buyers expressed an interest in acquiring the entire equity interest in, or substantially all of the assets of, Midgard (the "Midgard Disposition Alternative"). At a meeting of the Board on January 31, 1995, the alternatives then available to the Company, none of which was believed by management of the Company to be acceptable due to the terms and conditional nature thereof, were reviewed. While no decision had been made with respect to the course of action to be taken, the Board instructed the Company's management at the January 31, 1995 meeting to continue to explore all reasonable alternatives, following which CSFB, on behalf of the Company, requested what were determined to be the best potential bidders in respect of the Midgard Disposition Alternative to submit proposals by February 21, 1995. In addition, CSFB requested that YPF (Company I having previously informed CSFB and the Company that it was no longer interested in acquiring the entire equity interest in the Company) consider increasing its prior proposal for the possible acquisition of all of the Shares at $5.00 per Share in cash and also still consider a substantial equity investment in the Company.

    On February 21, 1995, the Company received indications of interest in respect of the Midgard Disposition Alternative. The indication of interest judged most favorable to the Company by management (the "Final Midgard Alternative") was from Company I. In addition, on February 25, 1995, the Company received a proposal from YPF (the "YPF Alternative") to acquire all of the Shares for $5.50 per Share, which proposal contemplated that holders of Rights would receive an additional $0.10 per Share in connection with the redemption of the Rights.


    At a meeting of the Board held on February 26, 1995, the Board carefully considered the Final Midgard Alternative, the Midgard Offering Alternative, and the YPF Alternative. At that meeting, the Board received presentations from management of the Company, CSFB, and the Company's legal advisors, in respect of the various alternatives available to the Company, the terms of the Final Midgard Alternative and the YPF Alternative and then-unresolved issues relating thereto, the status of the Midgard Offering Alternative, legal matters, the Company's business and prospects, historical trading prices for Shares, YPF's business, financial condition, and prospects, and the potential effects of the various alternatives then available on stockholder value and the Company's financial position. However, the Board did not take any action in respect of any alternatives available to the Company at the February 26, 1995 Board meeting. The Board did instruct management of the Company to engage in further negotiations with YPF in an effort to resolve various points arising under the YPF Alternative.


    At a meeting of the Board held on February 28, 1995, the Company again considered the alternatives then available to the Company. At the meeting, the Board heard presentations from management of the Company, CSFB, and the Company's legal advisors as to various matters, including the negotiations that had been held with representatives of YPF with respect to the points still open in the YPF Alternative at the time of the February 26, 1995 Board meeting, additional information relating to YPF's business, financial condition, and prospects, conditions in the bank finance and capital markets generally and as affected by recent events in the Republic of Mexico and other Latin and South American countries, and the Company's capital requirements and financial position. Following further deliberation, and a presentation by CSFB of its views as to the fairness of the YPF Alternative to holders of Shares (discussed in the following paragraph), the Board unanimously voted, with the director elected by Prudential abstaining, to approve the YPF Alternative.

    In making the determination and recommendations set forth in paragraph (a) above, the Board considered a number of factors, including without limitation the matters referred to above in this Item 4(b) and the following:

        (i) The alternatives available to the Company and the consideration to be received for the Shares pursuant to the Offer and Merger. In connection with its analysis of this issue, among other factors, the Board considered detailed presentations from CSFB and management of the Company at the February 26 and 28, 1995 Board meetings as to the range of possible values of Shares, based upon various assumptions, including without limitation assumptions as to oil and gas prices, the Company's ability to execute its business plan, the alternatives available to the Company, and other factors. It was the consensus of the Board that the Company should elect either the Final Midgard Alternative or the YPF Alternative (as modified in the negotiations that took place between the February 26 and the February 28, 1995 Board meetings) and that the YPF Alternative (as so modified) was more likely to create substantially greater value for holders of the Shares than would the Final Midgard Alternative.

        (ii) The opinion of CSFB to the effect that, as of February 28, 1995, the consideration to be received by the holders of the Shares in the Offer and the Merger was fair to such holders from a financial point of view. A copy of such opinion is filed as Exhibit 6 hereto. Stockholders are urged to read such opinion in its entirety for an understanding of the assumptions and limitations thereon and CSFB's interests and relationships with respect to both the Company and YPF.

        (iii) The provisions of the Merger Agreement, including the provisions which permit the Company to terminate the agreement, upon payment to YPF of $20 million, if the Board determines to withdraw its recommendation to holders of Shares to accept the Offer based upon the advice of outside counsel that such action is necessary to comply with the fiduciary duties of the directors under applicable law.

        (iv) The fact that, under the YPF Alternative, YPF's and Purchaser's obligations under the Offer were subject to financing. In this regard, the Board considered, among other things, the terms of the commitment letter YPF had obtained to provide financing (see Item 8 below), the financial condition of YPF and the Company, conditions in the bank finance and capital markets as described above, the Keepwell Covenant, and the provision of the Merger Agreement that the Company would be entitled to a $20 million termination fee, subject to certain limitations (see "Termination Fees; Expenses" in Item 3(b)(2) above), if any condition to such financing is not satisfied.

        (v) YPF's direct investment in connection with the Offer and Merger, as well as YPF's financial condition and ability to meet its obligations under the Merger Agreement.

        (vi) The fact that the Preferred Stock would not be redeemed or otherwise monetized in connection with the Offer and the Merger. In this regard, the Board considered, among other factors, (a) the terms of the Preferred Stock; (b) the provisions of the Prudential Preferred Waiver Agreement, which had been negotiated between representatives of YPF and Prudential relating to the $9.75 Preferred Stock without substantial participation by representatives of the Company; (c) the possibility that the $4.00 Preferred Stock and the $2.50 Preferred Stock might be delisted from trading on the NYSE and possibly other securities exchanges on which the $4.00 Preferred Stock and the $2.50 Preferred Stock are now listed or admitted for trading as a result of the Offer or the Merger, the covenant in the Merger Agreement to the effect that the parties would use their reasonable efforts to maintain such listings or provide for listing or admission for trading of such Preferred Stock on another exchange or market, and advice of CSFB to the effect that the failure to obtain such alternative listing or admission should not have a material adverse effect on the value of such Preferred Stock; and (d) the Keepwell Covenant and the representation of YPF in the Merger Agreement described above to the effect that it had no reason to believe that, following the Merger and financings in respect thereof, the Company would not be able to meet its obligations as they become due, including for this purpose the obligation to cause dividends and redemption payments on all series of Preferred Stock to be paid in accordance with the terms thereof.

        (vii) The provisions of the Merger Agreement and other matters described in Item 3(b)(2) above.

In making its decision in respect of the Offer and the Merger Agreement, the Board did not attempt to rank the relative importance of the various factors discussed in this Item 4(b). However, the Company generally believes that the factors listed in this paragraph were the most significant factors pertaining to such decision.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

    The Company retained CSFB to act as exclusive financial advisor to the Company with respect to the matters referred to in Item 4 hereof. Pursuant to the terms of the engagement letter, dated January 23, 1995, the Company agreed to pay CSFB (i) in the event of sale of all or substantially all of the Shares in connection with the sale of the Company, 0.45% of the total enterprise value of the Company, as determined pursuant to the engagement letter, or (ii) in the event of any other sale of an equity interest in the Company other than a sale of the Company, an amount equal to 1.9% to 2.15% of the aggregate consideration received. If the Offer and Merger are consummated in accordance with the terms thereof, it is estimated that CSFB will be entitled to receive approximately $8 million. Under the January 23, 1995 engagement letter, the Company will also reimburse CSFB for its reasonable out-of-pocket expenses, including all fees and disbursements of counsel and other advisors retained by CSFB. In addition, the Company has agreed to indemnify CSFB and certain related persons against certain liabilities in connection with CSFB's engagement.

    Pursuant to an engagement letter dated January 23, 1995, the Company agreed
(i) to pay to CSFB, in the event of the sale of all, substantially all, or a minority interest in Midgard, an amount equal to 1.75% to 2.50% of the aggregate consideration received in a private sale up to a maximum of $5 million, or (ii) to give CSFB, in the event of the sale of equity or debt securities in the public market, the right to act as lead manager and receive customary underwriting fees.

    CSFB has from time to time for a period of more than five years provided financial advisory services to the Company and has received fees for the rendering of such services . CSFB has informed the Company that an officer of CSFB is an alternate member of the Board of YPF and that CSFB has from time to time provided investment banking services to YPF. In addition, CSFB has informed the Company that in the ordinary course of CSFB's business, it and its affiliates may actively trade in the debt and equity securities of the Company and its affiliates for CSFB's own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. As of February 28, 1995, CSFB held 34,625 Shares in discretionary and proprietary trading accounts.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Share Transactions in Last 60 Days. There have been no transactions in Shares which were effected during the past 60 days by the Company, or, to the knowledge of the Company, any executive officer, director, affiliate, or subsidiary of the Company, except for transactions effected in the Company's 401(k) employee savings plan in accordance with the terms thereof and consistent with past practice.

    In addition, pursuant to the Director Stock Purchase Plan (the "Director Plan"), each of the non-employee directors of the Company, as a portion of their director's compensation for 1994, is entitled to that number of Shares having a fair market value (as determined under the Director Plan) equal to $6,800 on the date of acquisition. It is anticipated that such directors will acquire such Shares in accordance with the terms of the Director Plan after the consummation or termination of the Offer.

    (b) Intent to Tender. To the knowledge of the Company, (i) all of its executive officers, directors, affiliates, or subsidiaries presently intend to tender Shares to Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates, or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate, or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Certain Negotiations. Except as referred to in Item 3(b) or Item 4 hereof, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "No Solicitation, Etc." in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions if in the opinion of outside counsel the taking of such actions is necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

    (b) Certain Transactions. Except as described in Item 3(b), there are no transactions, board resolutions, agreements in principle, or signed contracts which relate to or would result in one or more of the matters referred to in
Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    (a) YPF Financing. The following information regarding the financing of the Offer and Merger has been provided by YPF and Purchaser. The total amount of funds required by Purchaser to purchase all outstanding Shares and to pay related fees and expenses is estimated to be approximately $800 million. The funds necessary to purchase Shares pursuant to the Offer and to pay related fees and expenses will be furnished to Purchaser (i) by YPF as a capital contribution, and (ii) through the financings described below.


    YPF has received a commitment letter (the "Commitment Letter") from The Chase Manhattan Bank (National Association) ("Chase") pursuant to which Chase has agreed to provide four credit facilities aggregating up to $800,000,000: (i) a $200,000,000 credit facility to be extended to YPF (the "YPF Facility"), (ii) a credit facility of up to $600,000,000 to be extended to Purchaser (the "Purchaser Facility"), (iii) a credit facility of up to $250,000,000 to be extended to Midgard (the "Midgard Facility"), and (iv) a credit facility of up to $250,000,000 to be extended to certain other subsidiaries of the Company as described below (the "Subsidiaries Facility"). The proceeds of the Midgard Facility and the Subsidiaries Facility will be used to repay, in part, the Purchaser Facility. Chase has confirmed that it is willing to provide the entire amount of these four facilities. Chase also has advised YPF that it intends to arrange one or more syndicates of commercial banks, financial institutions, and other investors to provide a portion of these facilities (Chase together with such other banks, institutions, and investors, if any, are collectively referred to as the "Lenders") and that it proposes to act as the agent for the Lenders in connection with each of the facilities.


    YPF Facility. The YPF Facility will be made in a single loan (the "YPF Loan") on or before the funding date of the Purchaser Loan described below and mature on the earlier of: (i) November 5, 1995 and (ii) the date that is seven months from the date of its funding (such earlier date being the "YPF Maturity Date"). At YPF's option, the interest rate applicable to the YPF Loan will be the one-, two-, or three-month London Interbank Offered Rate plus 1%. The YPF Loan will be repaid in three consecutive monthly installments: (i) $50,000,000 to be paid two months prior to the YPF Maturity Date, (ii) $75,000,000 to be paid one month prior to the YPF Maturity Date, and (iii) $75,000,000 to be paid on the YPF Maturity Date. It is anticipated that the YPF Loan will be repaid with funds generated by YPF's business operations, including crude oil export revenues.

    Purchaser Facility. The Purchaser Facility will be made available in not more than two advances (collectively, the "Purchaser Loan"), and mature on the earlier of: (i) the date that is 90 days after the expiration of the Tender Offer (the "Tender Offer Closing Date"), and (ii) July 5, 1995 (such earlier date being the "Purchaser Maturity Date"). At Purchaser's option, the interest rate applicable to the Purchaser Loan will be (i) the one month London Interbank Offered Rate plus a margin of (a) 1 3/4% until the date 60 days after the Tender Offer Closing Date, and (b) 2 1/2% thereafter on that portion of the aggregate outstanding principal amount of the Purchaser Loan equal to or less than $500,000,000 and 3 1/2% on the aggregate outstanding principal amount of the Purchaser Loan in excess of $500,000,000, or (ii) Chase's base rate plus a margin of (a) 3/4% until the date 60 days after the Tender Offer Closing Date, and (b) 1 1/2% thereafter on that portion of the aggregate outstanding principal amount of the Purchaser Loan that is equal to or less than $500,000,000 and 2 1/2% on the aggregate outstanding principal amount of the Purchaser Loan in excess of $500,000,000. The Purchaser Loan will be guaranteed by YPF as described below. In addition, prior to the Merger, the Purchaser Loan will

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
be secured by a pledge by Purchaser of all of the Shares purchased pursuant to the Offer, or if such pledge is not permissible under the Federal Reserve Board's Margin Regulations, Purchaser will agree not to dispose of any such Shares except for cash at fair market value. The Lenders' obligation to fund the Purchaser Loan is subject to certain conditions as described below. It is anticipated that up to $100,000,000 of the Purchaser Loan will be repaid on or before the Purchaser Maturity Date from cash of the Company.

    Midgard Facility. YPF currently anticipates that, on or before the Purchaser Maturity Date, up to $250,000,000 of the Purchaser Loan will be repaid with funds provided to the Company by Midgard. Midgard will provide the funds from the proceeds of a loan of up to $250,000,000 (the "Midgard Loan") to be extended by the Lenders pursuant to the Midgard Facility. The Midgard Loan will be made in a single drawing, will mature on the date that is seven years after the date the initial Purchaser Loan is funded (the "Purchaser Initial Funding Date"), and will be repaid in up to 20 consecutive quarterly installments commencing on the date (the "Amortization Date") that is two years after the Purchaser Initial Funding Date. At Midgard's option, the interest rate applicable to the Midgard Loan will be (i) the one-, two-, or three-month London Interbank Offered Rate plus a margin of (a) 1 3/8% until the Amortization Date, and (b) 1 7/8% thereafter until maturity, or (ii) Chase's base rate plus a margin of (a) 3/8% until the Amortization Date, and (b) 7/8% thereafter until maturity. The Midgard Loan will not be secured but will be guaranteed by YPF and the Company. The agreement evidencing the Midgard Loan (the "Midgard Loan Agreement") will contain, among other things, a negative pledge on all assets of Midgard. The Lenders' obligation to fund the Midgard Loan is subject to certain conditions as described below. It is anticipated that the Midgard Loan will be repaid with funds generated by Midgard's business operations.

    Subsidiaries Facility. YPF currently anticipates that on or before the Purchaser Maturity Date, up to $250,000,000 of the Purchaser Loan will be repaid with funds provided to the Company by Natomas Energy Company ("Natomas"), Maxus Northwest Java, Inc. ("Java"), and Maxus Southeast Sumatra, Inc. ("Sumatra") (collectively, the "Designated Subsidiaries"). The Designated Subsidiaries will provide these funds from the proceeds of a loan of up to $250,000,000 (the "Subsidiaries Loan") made to them by the Lenders pursuant to the Subsidiaries Facility. The Subsidiaries Loan will be made in a single drawing on the Purchaser Maturity Date, will mature on the date that is six years after the Purchaser Initial Funding Date and will be repaid in up to 16 consecutive quarterly installments commencing on the Amortization Date. At the option of the Designated Subsidiaries, the interest rates applicable to the Subsidiaries Loan will be (i) the one-, two-, or three-month London Interbank Offered Rate plus a margin of (a) 1 3/4% until the Amortization Date, and (b) 2 1/4% thereafter until maturity, or (ii) Chase's base rate plus a margin of (a) 3/4% until the Amortization Date, and (b) 1 1/4% thereafter until maturity. The Subsidiaries Loan will be guaranteed by YPF and the Company and will be secured by certain intangible assets and rights to payment of Java and Sumatra arising out of their respective operations in Indonesia. The agreement evidencing the Subsidiaries Loan (the "Subsidiaries Loan Agreement") will contain a negative pledge on all of the other assets of the Designated Subsidiaries. The Lenders' obligation to fund the Subsidiaries Loan is subject to certain conditions as described below. It is anticipated that the Subsidiaries Loan will be repaid with funds generated by the Designated Subsidiaries' business operations. Upon further review of the value of the assets of Midgard and the Designated Subsidiaries, the terms of the Midgard Loan and the Subsidiaries Loan may be modified to provide for intercompany guarantees or other arrangements whereby Midgard and the Designated Subsidiaries provide support for each other's loans.


    Conditions to Funding. The obligation of the Lenders to provide the YPF Facility, the Purchaser Facility, the Midgard Facility and the Subsidiaries Facility is subject to the fulfillment of certain conditions, including without limitation, (i) the absence of any material adverse change in the condition (financial or otherwise), business operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole), (b) the Company and its subsidiaries (taken as a whole), or (c) Midgard, Natomas, Java, and Sumatra, (ii) the receipt by Purchaser of at least $200,000,000 from the


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
issuance of its common stock or a capital contribution from its immediate parent or both, (iii) approval by the Board of the Offer and the Merger and recommendation that the Company's stockholders tender their Shares, (iv) the Lenders' satisfaction that $800,000,000 is sufficient to (and does not exceed the amount required to) consummate the Merger and to pay all related commissions and expenses, and (v) the Lenders' satisfaction that the Company will have sufficient cash available to pay the lesser of (a) $100,000,000, and (b) the difference between (1) the principal amount of the Purchaser Loan outstanding on the Purchaser Maturity Date, and (2) the lesser of $500,000,000 or such other amount as is available under the Commitment Letter for the Midgard Loan and Subsidiaries Loan as described above.

    The obligation of the Lenders to fund the Midgard Loan and the Subsidiaries Loan will be subject to certain additional conditions, including without limitation, (i) the effectiveness of the Merger, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole), (b) the Company and its subsidiaries (taken as a whole), and (c) Midgard, Natomas, Java, or Sumatra, (iii) the payment in full of the Purchaser Loan, and (iv) all indebtedness and other obligations of each of Midgard, Natomas, Java, and Sumatra to the Company and its other subsidiaries shall have been paid in full or satisfactorily subordinated to the repayment of the Midgard Loan and the Subsidiaries Loan.

    Prepayment. Each of the YPF Loan, the Purchaser Loan, the Midgard Loan, and the Subsidiaries Loan (collectively, the "Loans") may be prepaid in whole or in part without premium or penalty, except for costs associated with the prepayment of any portion of a Loan bearing interest at a rate determined by reference to the London Interbank Offered Rate prior to the end of any applicable interest period.

    YPF Guarantee. YPF will guarantee the repayment of the Purchaser Facility, the Midgard Facility, and the Subsidiaries Facility. The YPF guarantee of the Purchaser Facility may be secured, prior to the Merger, by a pledge of the Purchaser's shares, and after the Merger by a pledge of the Company's shares. The guarantee will also contain certain covenants, including a limitation on YPF's debt level and a required level of tangible net worth.

    Keepwell Covenant. See "Certain Additional YPF Obligations" in Item 3(b)(2) above for a description of YPF's Keepwell Covenant under the Merger Agreement.


    (b) Certain Litigation. The Company has obtained copies of nine complaints filed on March 1, 1995 in the Chancery Court of the State of Delaware by alleged holders of Shares. In the various complaints, the plaintiffs purport to sue individually and on behalf of classes comprised of the holders of Shares, stockholders of the Company, or all holders of the Company's securities. The complaints name as defendants the Company, the directors and certain of the officers of the Company, a former director of the Company, and/or, with respect to some of the complaints, YPF and allege, among other things, that the defendant directors and officers of the Company breached their fiduciary duties in approving the Offer and the Merger and that with respect to those complaints naming YPF as a defendant, YPF assisted and aided and abetted the alleged breach of duties. The plaintiffs purport to seek orders enjoining the consummation of the Offer and the Merger (or the rescission of those transactions) or, in the alternative, accountings for any damages to the alleged classes, together with their attorneys' fees and other relief. The defendants intend to vigorously defend these lawsuits. The absence of an injunction, among other things, is a condition to Purchaser's obligation to purchase Shares tendered pursuant to the Offer. See "Termination" in Item 3(b)(2) above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1+    --Information under the captions "Director Compensation," "Termination of
                Employment and Change-in-Control Arrangements," and "Retirement Program" of
                the Company's Proxy Statement, dated March 22, 1994, for its 1994 Annual
                Meeting of Stockholders.
Exhibit 2+    --Prudential Preferred Waiver Agreement.
Exhibit 3+    --Merger Agreement.
Exhibit 4+    --Press Release issued on February 28, 1995.
Exhibit 5+*   --Letter to Stockholders of the Company, dated March 3, 1995.
Exhibit 6+*   --Opinion of CSFB, dated February 28, 1995.


- ------------


+ Previously filed.


* Included in the materials sent to stockholders of the Company.

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
                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MAXUS ENERGY CORPORATION
                                          By:   /s/ MCCARTER MIDDLEBROOK
                                       __________________________________

                                              McCarter Middlebrook
                                             Vice President and General Counsel


Dated: March 6, 1995


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